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                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                              SCHEDULE 13G

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
        PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS
                THERETO FILED PURSUANT TO RULE 13d-2(b)
                          (AMENDMENT NO. 1)


                      STATEN ISLAND BANCORP, INC.
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                          (Name of Issuer)


                Common Stock, Par Value $.01 Per Share
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                    (Title of Class of Securities)


                           857550 10 7
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                          (CUSIP Number)


                         December 31, 1998
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         (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [X] Rule 13d-1(b)
                  Rule 13d-1(c)
                  Rule 13d-1(d)


                         Page 1 of 6 Pages
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CUSIP NO. 857550 10 7                                        Page 2 of 6 Pages
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1. NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Staten Island Bancorp, Inc. Employee Stock Ownership Plan Trust
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]

                                                       (b) [ ]
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3. SEC USE ONLY
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4. CITIZENSHIP OR PLACE OF ORGANIZATION

   New York
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     NUMBER OF         5.  SOLE VOTING POWER
      SHARES
    BENEFICIALLY           0
   OWNED BY EACH       ------------------------------------------------------
     REPORTING
     PERSON WITH       6.  SHARED VOTING POWER

                           3,204,657
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                       7.  SOLE DISPOSITIVE POWER

                           0
                       ------------------------------------------------------
                       8.  SHARED DISPOSITIVE POWER

                           3,438,500
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,438,500
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [ ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.0%
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12. TYPE OF REPORTING PERSON

    EP
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CUSIP NO. 857550 10 7                                        Page 3 of 6 Pages
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      Item 1(a) Name of Issuer:

                Staten Island Bancorp, Inc.

      Item 1(b) Address of Issuer's Principal Executive Offices:

                15 Beach Street
                Staten Island, NY  10304

      Item 2(a) Name of Person Filing:

                Staten Island Bancorp, Inc. Employee Stock Ownership Plan Trust,
                     Marine Midland Bank, Trustee

      Item 2(b) Address of Principal Business Office or, if None, Residence:

                Staten Island Bancorp, Inc.
                15 Beach Street
                Staten Island, NY  10304

      Item 2(c) Citizenship:

                New York

      Item 2(d) Title of Class of Securities:

                Common Stock, par value $.01 per share

      Item 2(e) CUSIP Number:

                857550 10 7

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

          (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.   Ownership.

          (a) Amount beneficially owned:

           3,438,500
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CUSIP NO. 857550 10 7                                        Page 4 of 6 Pages
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            (b)   Percent of class:  8.0%

            (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote  0
                                                          ------------
            (ii)  Shared power to vote or to direct the vote  3,204,657*
                                                          ----------------
            (iii) Sole power to dispose or to direct the disposition of
                     0
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            (iv)  Shared power to dispose or to direct the disposition of
                  3,438,500
                  -------------
The reporting person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee ("ESOP Committee") and its assets are held in trust by a trustee ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by Marine Midland Bank, as Plan Trustee, as of December 31, 1998. As of December 31, 1998, 233,843 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries, and 3,204,657 shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through the Plan Trustee, has shared voting power over unallocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Plan Trustee, shares dispositive power over all unallocated Common Stock held by the reporting person. The reporting person, acting through the Plan Trustee, shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise has no dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan Trustee in a tender offer in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.


--------------------

* This number reflects the unallocated shares held in the ESOP. All allocated ESOP shares have pass-through voting. In the event that a participant does not direct his/her vote, those shares would not be voted, unless the Trustee determines that compliance with applicable law, compliance with its fiduciary duties or compliance with the Plans Sponsor's Voting Policy requires the Trustee to vote such shares.

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CUSIP NO. 857550 10 7                                        Page 5 of 6 Pages
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Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable since the reporting entity owns more than 5% of the class.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, or (ii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable since the reporting entity is not a member of a group.

Item 9.   Notice of Dissolution of Group.

          Not applicable since the reporting entity is not a member of a group.

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CUSIP NO. 857550 10 7                                        Page 6 of 6 Pages
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  Item 10.  Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    This report is not an admission that Marine Midland Bank is the beneficial owner of any securities covered by this report, and Marine Midland Bank expressly disclaims beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

                             STATEN ISLAND BANCORP, INC.
                             EMPLOYEE STOCK OWNERSHIP PLAN TRUST

                         By: MARINE MIDLAND BANK,  Trustee



February 12, 1999        By: /s/ Reymar S. Torres
                             ---------------------------------
                             Reymar S. Torres, Vice President
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